Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stellaris Corporation
1 TARA BLVD, STE 200
NASHUA, NH 03062-2809
www.clearpower.energy

Up to $1,069,999.82 in Non-voting Common Stock at $0.19
Minimum Target Amount: $9,999.89

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Stellaris Corporation
Address: 1 TARA BLVD, STE 200, NASHUA, NH 03062-2809
State of Incorporation: DE
Date Incorporated: October 16, 2007

Terms:

Equity

Offering Minimum: $9,999.89 | 52,631 shares of Non-voting Common Stock
Offering Maximum: $1,069,999.82 | 5,631,578 shares of Non-voting Common Stock
Type of Security Offered: Non-voting Common Stock
Purchase Price of Security Offered: $0.19
Minimum Investment Amount (per investor): $249.85

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first two weeks hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive and 5% bonus shares

Amount-Based:

$1,000+

5% Bonus Shares

5% Bonus Shares + Private Owners Group (bi-monthly investor newsletter, invitations to trade shows, and more)

$2,500+

10% Bonus Shares

10% Bonus Shares + Private Owners Group

$10,000+

15% Bonus Shares

15% Bonus Shares + Private Investor Call with Founder + Private Owners Group

$25,000+

20% Bonus Shares

20% Bonus Shares + Private Investor Call with Founder + Private Owners Group

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Stellaris Corporation ("Stellaris" or the "Company") is developing ClearPower™, a transparent, solar electricity-generating window technology designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels for space heating.

Buildings that use fossil fuels for heating contribute 1/3 of the greenhouse gases (CO2) that cause climate change. Governments around the world are mandating that buildings eliminate fuel burning and use clean electricity instead. Stellaris' ClearPower clear electric window produces that clean electricity using the ample area of a building's windows, all while maintaining total transparency.

ClearPower™ is a powerful and effective tool for meeting this immediate and urgent need. We believe the timing is perfect for bringing this solution to the market to combat climate change worldwide.

The Company was originally founded on April 4, 2005, as Stellaris Corporation under the laws of the state of Massachusetts as a domestic C corporation. On October 16, 2007, the Company was incorporated under Delaware law as a domestic corporation, and merged with the prior Massachusetts entity, as Stellaris Corporation.

Competitors and Industry

Industry

In 2020, the United States Environmental Protection Agency reported that buildings emit more greenhouse gasses than the transportation or power generation sectors. Buildings still rely heavily on fossil fuels for heating, yet as pressure mounts to reduce greenhouse gas emissions, many buildings, especially high-rise buildings, are left with limited options for obtaining green electricity to replace fossil fuels for heating. The need for so many buildings to have a source of clean electricity has created an urgent

need for new clean electricity technology for building to self-generate green electricity.

The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% "CAGR", or the Compound Annual Growth Rate) and is projected to reach $13B by 2028.*

Around the country, laws are being passed by cities and states requiring both existing and new buildings to drastically reduce their greenhouse gas emissions by eliminating the use of fossil fuels for space heating, while building codes are prohibiting new natural gas hook-ups and requiring the inclusion of renewables for new buildings. With target dates for these ambitious goals only a few years away, many building owners and managers are feeling the pressure to find a solution.

Spurred by these regulations, the global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow substantially (16.0% CAGR) and is projected to reach $13B by 2028. Sized at $4.6B in 2021, Stellaris sees the nearly 3x market growth projection as validation of our technology's role within this renewable energy push.

**https://www.urbangreencouncil.org/content/projects/local-law-154-nycs-all-electric-new-buildings-law*

https://www.energy.ca.gov/sites/default/files/2021-08/CEC_2022_EnergyCodeUpdateSummary_ADA.pdf

https://www.globenewswire.com/news-release/2022/05/04/2435829/0/en/Building-Integrated-Photovoltaics-Market-Worth-13Bn-Globally-by-2028-at-16-CAGR-Exclusive-Report-by-The-Insight-Partners.html

Competitors

Stellaris's competition in building-integrated photovoltaic windows takes on two forms: "Conventional" non-transparent photovoltaic windows use a glass sandwich of crystalline silicon or thin-film solar cells (Onyx Solar). These are expensive, and there is an inherent trade-off between transparency and efficiency, with higher efficiency resulting in less transparency and vice-versa. Newer photovoltaic window technologies harvest the energy of infrared and ultraviolet light, letting visible light pass through (Ubiquitous Energy). While these technologies make a window transparent, the energy potential of this light is limited and there are large optical losses, making these technologies more suitable for low-power applications such as moving window blinds and charging cell phones.

Major competitors:

Ubiquitous Energy - pre-revenue; recently closed on a $30 MM Series B round in late 2021 to build manufacturing capability -
https://www.businesswire.com/news/home/20220111005441/en/Ubiquitous-Energy-Closes-30-Million-Series-B-Funding-Round

Onyx Solar - Manufacturer of "conventional" BIPV windows - based in Majorca, Spain, and have been in business for over 15 years. To our knowledge, Onyx Solar is venture capital-backed, and no sales or profitability information was available. https://pitchbook.com/profiles/company/102493-00#overview

Next Energy Technologies - is also in a pre-revenue development stage and closed a $13 MM Series C round last year. https://www.businesswire.com/news/home/20210603005095/en/NEXT-Energy-Technologies-Closes-Series-C-Funding-Investors-Provide-Global-Reach-Into-Commercial-Building-Market

Current Stage and Roadmap

Current Traction

Stellaris currently holds three patents for photovoltaic device technology with additional patents pending, in addition to the extensive know-how and trade secrets we have learned over 15 years of developing solar equipment. During this time, Stellaris also became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program. The Company's product is currently in the pre-production development stage and the Company is pre-revenue.

Future Roadmap

Stellaris has developed working prototypes that have been extensively tested in relevant operating environments. It is considered by Stellaris management to have achieved a Technical Readiness Level ("TRL"*) of 6. Stellaris is poised to complete the development of its ClearPower™ window to make it ready for commercial production. It will refine the design and develop procedures for automated production to produce ClearPower™ windows for high-visibility beta sites. These beta sites will demonstrate ClearPower™ as a transparent and powerful tool for electrifying and decarbonizing buildings. The beta sites will be stepping stones to further engaging sales channel partners such as international glass and window fabrication companies.

The timing and scope of completing the development of ClearPower™ for commercial production will depend on the amount of funds raised. It is the goal of the Company to have full-sized, commercial-ready prototypes installed in at least one beta site within six months of the close of the funding campaign if sufficient funding is raised. It is a further goal of the Company to instrumentation and log data on the electrical output of the installed ClearPower™ units for at least six months.

While the primary goal is to use funds raised to complete commercial development, refine pre-automation assembly techniques, and generate data from one or more beta sites, a secondary goal is to continue to grow relationships with sales channel partners, primarily by keeping them informed about and involved in the performance of the beta sites. These include major glass and window fabrication companies Pilkington, Guardian, Vitro, Cardinal, and Viracon. Again depending on the amount of funds raised, the Company will endeavor to create market pull by publishing papers

on the results of its beta sites and participating in national and regional industry trade shows such as GreenBuild, AIA, and RE+.

**Technology readiness levels are a method for estimating the maturity of technologies during the acquisition phase of a program. TRLs enable consistent and uniform discussions of technical maturity across different types of technology; https://en.wikipedia.org/wiki/Compound_annual_growth_rate*

The Team

Officers and Directors

Name: James B. Paull

James B. Paull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: April 04, 2005 - Present
  Responsibilities: Overall responsibility for the management and operations of the company.

- **Position:** Director
  Dates of Service: April 04, 2005 - Present
  Responsibilities: Represent shareholders

Other business experience in the past three years:

- **Employer:** DNV
  Title: Senior Advisor for Distributed Resources
  Dates of Service: October 06, 2014 - Present
  Responsibilities: Engineering

Name: James W. Paull

James W. Paull's current primary role is with Good Harbor Group. James W. Paull currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 16, 2022 - Present
  Responsibilities: Represent shareholders

- **Position:** Treasurer
  Dates of Service: April 29, 2022 - Present

Responsibilities: Typical responsibilities of corporate treasurer

Other business experience in the past three years:

- **Employer:** Good Harbor Group
  Title: Senior Business Development Manager
  Dates of Service: November 10, 2021 - Present
  Responsibilities: business development

Other business experience in the past three years:

- **Employer:** GQR Global Markets
  Title: Senior Vice President
  Dates of Service: January 03, 2021 - November 10, 2021
  Responsibilities: business development

Other business experience in the past three years:

- **Employer:** Medicus Healthcare Systems
  Title: Senior Manager
  Dates of Service: June 15, 2015 - January 03, 2021
  Responsibilities: business development

Name: Jeannette P. David

Jeannette P. David's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 16, 2022 - Present
  Responsibilities: represent shareholders

- **Position:** Secretary
  Dates of Service: April 29, 2022 - Present
  Responsibilities: Responsibilities typical of corporate secretaries

Other business experience in the past three years:

- **Employer:** Sompo International
  Title: AVP, Claims Counsel
  Dates of Service: July 14, 2014 - Present
  Responsibilities: legal review of insurance claims

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Stellaris (also referred hereafter to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock being offered under this crowdfunding raise should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors listed in the Risk Factor sections below are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its sales or financial projections. There can be no assurance that the Stellaris ClearPower solar PV panel will be able to find sufficient demand for the ClearPower solar PV panel as a viable building decarbonization option, that people will think it’s a better option than a competing product, or that Stellaris we will able to sell the ClearPower panels at a quantity and price that allows the Stellaris Company to make a profit or stay in business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The Stellaris Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as

part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by an existing player in the solar PV panel or window industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $1,069,999.82 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are increasing and it is difficult for a young company like Stellaris to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will be forced to cease operations. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in further sales of stock in the future, which may reduce the value of your investment in Stellaris' Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the

terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable at the time they are made. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
Stellaris' ClearPower™ solar PV panel is the Company's single product at this time. The ClearPower™ solar PV panel which is being developed by Stellaris is the basis for the crowdfunding raising of equity funds. Our revenues are therefore dependent upon Stellaris raising sufficient funds from the crowdfunding equity campaign to progress the development and commercialization of the ClearPower solar PV panel for use in buildings as a power generating window.

We may never have an operational product or service
It is possible that there may never be a ClearPower™ solar PV panel that is accepted and purchased by building owners in sufficient quantities to make Stellaris into a profitable business. The ClearPower™ solar PV panel is still being developed and commercialized and the product may never be used in actual commercial or residential buildings because of panel cost, installation or retrofitting cost, or competing clear solar PV panels which might have lower cost and/or higher efficiencies. If this occurs then your shares in Stellaris may have no value.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be a commercially accepted ClearPower™ product

used in buildings and the ClearPower™ solar PV panel may not be accepted or used in the marketplace. It is possible that the failure to release the product would be the result of a change in the Company's business model, technical, cost, manufacturing, patent infringement or competitive factors, or some other factor, which will prevent the ClearPower solar PV panel from being commercially viable or sold, none of which will be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Stellaris' ClearPower™ solar PV panels are currently in the development stage and Stellaris has only manufactured test versions of Stellaris' ClearPower™ solar PV panel for extended testing and third-party testing. Technical issues, product development delays or cost overruns in the development of our ClearPower™ solar PV panel, and failure of the product to meet our performance, efficiency, and cost or manufacturing and installation estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory requirements. Stellaris will hold the patents and intellectual property for the manufacture of the ClearPower™ solar PV panels, but manufacturing will be done by third parties, such as window manufacturers. It is possible that third-party manufacturers will not manufacture Stellaris' ClearPower™ solar panels at a price or at a quality acceptable to Stellaris. Any of these events could materially and adversely affect the profitability and existence of the business of the Company.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock shares of Stellaris that an investor is buying has no shareholder voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run nor will you be able to vote for Company Directors. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't raise additional funds to develop and commercialize the ClearPower solar PV panel the Company will fail. Even if we do make a successful fundraising in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Stellaris' growth projections are based on assumptions that with increased funding for the development, beta testing ,and marketing of the ClearPower solar PV panel Stellaris can be successful in commercializing the ClearPower™ solar PV panel. However, even with this increased funding for the ClearPower™ solar PV panel may still not be able to gain acceptance in the marketplace or that it will be used on a wide scale for use as solar-powered photovoltaic building windows. It is possible that the ClearPower™ solar PV panel will fail to gain market acceptance for any number of reasons or known or unknown factors. If the ClearPower™solar PV panel fails to achieve significant sales and acceptance in the marketplace, this will materially and adversely impact the value of your investment or cause the loss of your investment.

We face significant market competition
There are currently very few competing clear solar PV products that can be used as solar-powered generating windows. However, in the future, Stellaris may compete with larger, established companies in the non-transparent solar panel industry or window manufacturing industry that may develop and introduce clear, transparent solar PV panels that may compete with the Stellaris ClearPower™ solar PV panel. These companies, which may be overseas (such as in China) may have greater financial means and marketing/sales and other resources than Stellaris. They may succeed in developing and marketing competing equivalent or superior products to Stellaris. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies or products. It should further be assumed that competition for building integrated solar PV units will intensify. It is also possible that overseas competitors may infringe on Stellaris' patents if issued. Patent infringement litigation is costly and time-consuming and Stellaris may not be able to be successful in any such patent infringement litigation.

We are an early stage company and have not yet generated any profits
Stellaris was formed in 2005. The Company has been developing the technology and manufacturing techniques for the ClearPower™ solar PV panel over that time, but it has no customers, sales, or revenues. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our

current and proposed business operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. We have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company and have limited revenue and operating history
Stellaris has been developing the ClearPower™ solar PV panel technology since its inception. The Company has no customers and no revenue. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trade secrets, patents, and a patent application filed with the US Patent and Trade Office that has not been issued, and may never be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company has a patent application with the U.S. Patent and Trade Office that may be delayed in issuance, the patentable claims may be reduced or the patent may not ever be issued. Failure to issue the patent will reduce the prospects of the Company. Due to the value of the Company's intellectual property competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its development and day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Stellaris' ability to sell the ClearPower™ solar PV panel product is partly dependent on government regulations and revised building codes which would require that buildings reduce or eliminate the use of oil or natural gas for building heating uses. Requiring that buildings "decarbonize" and use only electric heating or electric heat pumps will provide a great incentive for new buildings to install the ClearPower™ solar PV panels, and for existing buildings to retrofit the ClearPower™ solar PV panels as a lower-cost supplemental electricity source to reduce electric utility bills and to reduce

or eliminate the carbon footprint of the buildings. If governments in the US and worldwide require decarbonization of buildings, this will create a tremendous international market for the ClearPower™ solar PV panel. If, however, such government regulations or revised building codes do not materialize, then the Company may no longer be able to sell sufficient quantities of the ClearPower™ solar PV panel to remain in business and therefore your investment in the Company will be reduced or have no value.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, particularly the manufacturing of the ClearPower™ solar PV panels. Stellaris will develop and own the patented technology for the ClearPower™ solar PV panel, but it will contract with outsourced glass, window or solar panel manufacturers for the large-scale panel manufacturing. It is possible that these third-party manufacturers will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact Stellaris' product sales and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third parties for beta testing of ClearPower™ panels at third-party locations. As a result, your investment would be adversely impacted by our reliance on third parties and their performance.

Stellaris is an early stage company
Stellaris is an early stage company with no revenues or operations and will need to raise additional funds to commercialize its clear solar PV panel product. Developing a new product is risky and uncertain and there is no assurance that the clear panel will be accepted in the marketplace. Stellaris ClearPower solar PV panel is still subject to further development and has not been installed in a residential or commercial building.

Patent application.
Although it is expected that the US Patent office will issue Stellaris a patent for its clear solar PV panel, it is possible that such patent issuance could be delayed, the coverage cut back or denied.

Additional fund raising.
Stellaris will have to raise additional funds to commercialize its ClearPower solar PV panel. Raising additional funds by selling additional shares of stock will dilute the value of your shares of stock in Stellaris.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James B. Paull	500,165	Common Stock	56.8%
James B. Paull	65,916,390	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Non-voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,631,578 of Non-voting Common Stock.

Common Stock

The amount of security authorized is 105,000,000 with a total of 50,885,095 outstanding.

Voting Rights

Full voting rights equal to preferred stock on a one-to-one basis

Material Rights

Rights to elect two directors

Preferred Stock

The amount of security authorized is 70,000,000 with a total of 65,916,390 outstanding.

Voting Rights

Equal to voting common stock

Material Rights

Liquidation preference ahead of other classes of stock in the event of liquidation, asset transfer, or acquisition equal to the original issue price + 7% bonus.

Conversion rights to Common Voting shares at any time at a calculated Series A Preferred conversion price

Drag along rights

Dividend rights - if declared by the Board of Directors in preference to holders of

Common Stock (voting or non-voting).

Rights to vote as a preferred shareholder class for Directors

Right to elect two directors.

Rights to have the Company redeem their preferred shares

Shareholders Agreement between the Comapny and the Preferred Shareholders

Non-voting Common Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-voting Common Stock.

Material Rights

There are no material rights associated with Non-voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of Stellaris Corporation, you will have no rights to vote as a shareholder in regards to the corporate actions of the company, including voting for the Company's Directors, additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have fewer rights than those of other investors in Stellaris, including holders of the Company's Preferred Stock or the Voting Common Stock, and will therefore have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor will experience value dilution, with each share being worth less than before, and ownership dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies

are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Over the past 4 or 5 years, Stellaris has been able to operate with an extremely low burn rate by not committing itself to long-term leases, corporate debt (other than from principals), or other significant overhead. Even with this low burn rate, it has been able to make significant advances towards commercial readiness, albeit at a much slower pace than desired.

It will continue this conservative practice to make sure it remains flexible in adjusting its spending and commitments to the resources available. If conditions warrant, it will

reduce its spending to ensure it has a long runway. Operating as it has in the past, the business could operate for at least 3 but likely another 4 or 5 years.

Foreseeable major expenses based on projections:

Salaries, contract labor, employee benefits, rent, R&D materials, automation equipment, legal, and accounting.

Future operational challenges:

Developing sales channels, securing beta sites, successfully completing the development of the product to meet commercial standards, automated assembly, and qualification for certifications.

Future challenges related to capital resources:

Demonstrating the efficacy and aesthetics of our product in a timely manner in order to attract follow-on financing from corporate strategic or venture capital investors.

Future milestones and events:

Successfully securing high-profile beta sites that can show off ClearPower's performance and appearance will be an important milestone for attracting further investment.

Also, generating cash flow from early commercial sales will be another important milestone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of $1,034 cash on hand at Silicon Valley Bank and the personal resources of principals (if necessary). The company currently has operating expenses of $153 per month.

As it has in the past, principal shareholders are prepared to advance or loan the company money if it becomes necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are important for increasing our efforts to finish developing and commercializing ClearPower™. In absence of funds from this campaign, development will continue (albeit on a much more modest scale) and the Company will explore other sources of funding.

As noted previously, the Company will not incur financial obligations unless it is certain that it will have the cash flow to meet them for at least one to two years. In the event the Company is uncertain that projected cash flows will be adequate to ensure that runway, it will reduce its spending and obligations accordingly. Although not ideal, it is prepared to reduce its burn rate to the extremely low rate the Company had previously while successfully advancing its ClearPower™ technology over the past 4 or 5 years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. It has the ability to continue operations at the scale it has been operating at over the past several years with minimal operating expenses. The Company's ability to scale up its efforts will be in proportion to the amount raised by the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our overhead is minimal, we have no rents. leases or payroll and the principals will continue to support the company out-of-pocket as they have for a number of years.

If the Company raises the minimum offering amount, the Company will continue to not incur obligations that don't match available resources as it has done through most of its operating history. This involves efforts to minimize our exposure to long-term commitments (e.g. leases), avoid debt from outside sources, and if necessary, potential staff layoffs if we can't afford them.

We anticipate the Company will be able to operate for at least three years however its past history has shown its ability to operate in meager financial conditions. Our current monthly burn rate of $153 is due mainly to expenses related to monthly virtual office space payments.

How long will you be able to operate the company if you raise your maximum funding goal?

That depends on our burn rate. If our runway is getting shorter, we will reduce our expenditures to go back to our lean operating methods and procedures we have used to continue in operation over the past years.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least three years. This is based on a current monthly burn rate of $153 for expenses related to monthly payments for virtual office space.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will consider any and all financing vehicles that are reasonable sources of funds including venture capital, strategic corporate investments, government funding, and follow-on equity crowdfunding.

Currently, the Company is not contemplating additional future sources of capital including venture capital, strategic corporate investments, government funding, or follow-on equity crowdfunding.

Indebtedness

- **Creditor:** James B. Paull
  Amount Owed: $18,000.00
  Interest Rate: 9.5%
  Maturity Date: December 26, 2020
  Interest rates on notes increase to 15% in the event of a default. However, the holder of the notes (James B. Paull) has not given notice that the company is in default.

Related Party Transactions

- **Name of Entity:** James B. Paull
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Four promissory notes from Stellaris totaling $18,000 in consideration of money loaned to the company by James B. Paull
  Material Terms: Notes issued in 2019 with a one-year maturity. 9.5% simple interest, increasing to 15% in the event of default on interest payments.

Valuation

Pre-Money Valuation: $24,528,311.85

Valuation Details:

Stellaris was previously funded by a 2007 Series A venture capital round with a post-money valuation of $12 million. Subsequent to the funding, the Company developed valuable intellectual property resulting in patents on unique solar photovoltaic modules and solar inverters. It has also acquired the US and international rights to the transparent and powerful ClearPower photovoltaic window technology.

Jim Paull, the Company's founder, has also recently developed an extremely thin (4 mm) bi-facial high-efficiency photovoltaic module that the Company believes will be very competitive due to its efficient use of materials.

Since its Series A raise, the Company has also gained considerable know-how about the application and use of its non-conventional materials and high-speed assembly of small components. Moreover, It has established relationships with major international glass manufacturers that may be engaged as a sales channel.

The Company believes ClearPower has extraordinary comparative advantages over its competition, and that it is positioned extremely well to address a very large and growing market for products to decarbonize buildings. Tests at the National Renewable Energy Laboratory have confirmed our own expectations of ClearPower's electrical output. Stellaris believes ClearPower's annual electrical production is at least three times that of transparent photovoltaic window competitors that use infrared and ultraviolet light instead of the visible spectrum (e.g. Ubiquitous Energy, NEXT Energy Technologies). The Company further believes, especially with the experience Mr. Paull has had analyzing building energy use, building energy efficiency, and the application of distributed energy resources to building electrical loads as an employee of the international consulting firm DNV and as a contractor to the New York State Energy Research and Development Authority (NYSERDA), that the lower power generated by ClearPower's competitors is not sufficient to make a meaningful contribution a building's electrical load. These companies also use organic solar cells which have yet to be proven to have the life and durability that crystalline silicon solar cells such as ClearPower uses have had over many decades of usage in the solar industry.

Recent financings by Stellaris competitors can also help benchmark Stellaris's pre-money valuation. Ubiquitous Energy recently closed on a $30 million Series B venture capital round led by window manufacturer Andersen. (Ubiquitous had previously raised approximately $45 million before its Series B.) Although Ubiquitous has installed several beta sites, it is not yet in commercial production and in many respects is not far ahead of Stellaris. Solar Window Technologies, also pre-revenue, recently raised $25 million through an over-the-counter IPO. NEXT Energy Technologies, again pre-revenue, recently raised $13 million in a Series C round led by Alon Blue Square Israel and international glass and window fabricator Viracon. NEXT had raised $34.6 million in previous financings.

https://www.businesswire.com/news/home/20220111005441/en/Ubiquitous-Energy-Closes-30-Million-Series-B-Funding-Round

http://www.besteerglass.com/the-world-s-top-10-glass-manufacturers-in-2021.html

https://www.businesswire.com/news/home/20210603005095/en/NEXT-Energy-Technologies-Closes-Series-C-Funding-Investors-Provide-Global-Reach-Into-Commercial-Building-Market

Disclaimers

The Company has set its pre-money valuations internally and without a formal third-party valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.89 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  96.5%
  Salaries and contract labor 41.2%, payroll taxes and benefits 11.0%, amortization of current liabilities 4.5%, R&D materials 11.3%, automation and assembly equipment 11.1%, other general & administrative expenses 7.8%, patent applications 2.7%, marketing 6.8%

If we raise the over allotment amount of $1,069,999.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  4.6%
  Capital for amortization of current liabilities.

- *Research & Development*
  11.0%
  Capital to continue and grow research and development of our product's capabilities

- *Company Employment*
  52.2%
  Salaries and contract work wages, for both current and anticipated needs, as well as payroll taxes & benefits

- *Marketing*
  6.8%
  Marketing of our business and product

- *Inventory*

11.1%
Capital primarily for automation & assembly equipment at this point in development

- *Operations*
  10.8%
  Administration expenses as well as costs related and incidental to patent applications

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.clearpower.energy (www.clearpower.energy).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stellaris

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Stellaris Corporation

[See attached]

STELLARIS CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stellaris Corporation
Nashua, New Hampshire

We have reviewed the accompanying financial statements of Stellaris Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 23, 2022
Los Angeles, California

STELLARIS CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 41	$ 242
Total Current Assets	**41**	**242**
Total Assets	**$ 41**	**$ 242**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current Portion of Loans and Notes	$ 18,000	$ -
Other Current Liabilities	16,064	4,588
Total Current Liabilities	**34,064**	**4,588**
Promissory Notes and Loans	-	18,000
Total Liabilities	**34,064**	**22,588**
STOCKHOLDERS EQUITY		
Common Stock	10,665	10,665
Preferred Stock	13,183	13,183
Subscription receivables	(23,848)	(23,848)
Additional Paid in Capital	630	1,230
Retained Earnings/(Accumulated Deficit)	(34,652)	(23,576)
Total Stockholders' Equity	**(34,022)**	**(22,346)**
Total Liabilities and Stockholders' Equity	**$ 41**	**$ 242**

See accompanying notes to financial statements.

STELLARIS CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	10,529	9,933
Total operating expenses	10,529	9,933
Operating Income/(Loss)	(10,529)	(9,933)
Interest Expense	1,710	2,429
Other Loss/(Income)	(1,163)	(3,063)
Income/(Loss) before provision for income taxes	(11,076)	(9,299)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (11,076)**	**$ (9,299)**

See accompanying notes to financial statements.

STELLARIS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series A Preferred Stock		Additional Paid In Capital	Subscription receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	**10,665,099**	**$ 10,665**	**13,183,278**	**$ 13,183**	**$ 405**	**$ (23,848)**	**$ (14,276)**	**$ (13,872)**
Capital contribution					825			825
Net income/(loss)							(9,299)	(9,299)
Balance—December 31, 2020	10,665,099	10,665	13,183,278	13,183	1,230	(23,848)	$ (23,576)	**$ (22,346)**
Shareholder distribution					(600)			(600)
Net income/(loss)							(11,076)	(11,076)
Balance—December 31, 2021	**10,665,099**	**$ 10,665**	**13,183,278**	**$ 13,183**	**$ 630**	**$ (23,848)**	**$ (34,652)**	**$ (34,022)**

See accompanying notes to financial statements.

STELLARIS CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(11,076)	$	(9,299)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other Current Liabilities		11,476		4,588
Net cash provided/(used) by operating activities		**399**		**(4,712)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		825
Capital distribution		(600)		-
Net cash provided/(used) by financing activities		**(600)**		**825**
Change in Cash		(201)		(3,887)
Cash—beginning of year		242		4,128
Cash—end of year	**$**	**41**	**$**	**242**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				-
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Stellaris Corporation was incorporated on October 16, 2007, in the state of Delaware. The financial statements of Stellaris Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashua, New Hampshire.

Stellaris is an early-stage technology development company based in Nashua, NH. Its vision to commercialize its transparent ClearPower electricity-generating window technology with the goal of significantly reducing the fossil fuel emissions from buildings by generating electricity on buildings' facades. It owns the rights to US Patents for novel photovoltaic inverters and modules. Its product, The ClearPower window component is designed to be the middle glazing or pane in larger insulated glass windows, such as in curtain wall buildings. As the technology has application in buildings world-wide, Stellaris anticipates cultivating partnerships with major international glass and windows fabrication companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Stellaris Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is expected to generate revenues from the sale of commercialize its transparent ClearPower electricity-generating window technology.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued payable	11,924	2,159
Interest payable	4,139	2,429
Total Other Current Liabilities	**$ 16,064**	**$ 4,588**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 26,800,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 10,665,099 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 13,200,000 shares of Preferred Shares with a $0.001 par value. As of December 31, 2021, and December 31, 2020, 13,183,278 shares have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - James B. Paull	$ 4,000	9.50%	12/26/2019	12/26/2022	$ 380	$ 766	$ 4,000	$ -	$ 4,000	$ 380	$ 386		$ 4,000	$ 4,000
Promissory Note - James B. Paull	$ 4,000	9.50%	6/29/2019	6/29/2022	$ 380	$ 954	$ 4,000	$ -	$ 4,000	$ 380	$ 574		$ 4,000	$ 4,000
Promissory Note - James B. Paull	$ 5,000	9.50%	3/12/2019	3/12/2022	$ 475	$ 1,334	$ 5,000	$ -	$ 5,000	$ 475	$ 859		$ 5,000	$ 5,000
Promissory Note - James B. Paull	$ 5,000	9.50%	9/19/2019	9/19/2022	$ 475	$ 1,085	$ 5,000	$ -	$ 5,000	$ 475	$ 610		$ 5,000	$ 5,000
Total					$ 1,710	$ 4,139	$ 18,000	$ -	$ 18,000	$ 1,710	$ 2,429	$ -	$ 18,000	$ 18,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 18,000
2023	-
2024	-
Thereafter	-
Total	**$ 18,000**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(3,463)	$	(2,737)
Valuation Allowance		3,463		2,737
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(10,298)	$	(6,835)
Valuation Allowance		10,298		6,835
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $35,880, and the Company had state net operating loss ("NOL") carryforwards of approximately $35,880. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In 2019, the Company entered into four promissory note agreements with James B. Paull, a founder and one of the shareholders, in the aggregate amount of $18,000. The promissory notes bear an interest rate of 9.5% and has maturity date set in 2022. As of December 31, 2021, and December 31, 2021, the outstanding balance is $18,000.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 23, 2022, which is the date the financial statements were available to be issued.

On May 18, 2022, the Amendment to the Amended and Restated Certificate of Incorporation was issued. The total number of shares which the Company is authorized to issue is 200,000,000, comprised of: 105,000,000 of voting Common Stock, 25,000,000 of non-voting Common Stock and 70,000,000 of Preferred Stock. As of May 23, 2022, 50,885,095 shares of voting Common Stock and 65,916,390 shares of Preferred Stock were issued and outstanding. The par value is $0.001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $10,529, an operating cash inflow of $399, and liquid assets in cash of $41, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Stellaris

Smart Photovoltaic Windows


Stellaris
The Future is Clear™
*Windows shown are not BIPV windows and were not developed by the Stellaris Corporation.

Website
NASHUA, NH
ENVIRONMENT
TECHNOLOGY

Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending and not yet available for commercial use.

$0.00 raised

0 Investors	$24.5M Valuation
$0.19 Price per Share	$249.85 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

*Market statistics provided by GlobeNewswire (source)

The Future is Clear™ with ClearPower™

Stellaris Corporation is developing **ClearPower™**, a transparent, solar electricity-generating window technology designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels for space heating.

As one of the first **Building Integrated Photovoltaic Windows (BIPV)** capable of providing both substantial power output as well as high transparency, ClearPower™ is positioned to be a powerful tool for electrifying buildings and reducing their dependence on fossil fuels. It is especially well suited for buildings in dense urban areas without sufficient space for solar or wind energy installations.


A Beneficial New Technology to Decrease Building Emissions
ClearPower™ can produce power comparable to the best PV modules while maintaining high transparency.

The above clip features a ClearPower™ prototype. Product is not currently available for commercial use.

ClearPower™ is the culmination of more than fifteen years of work by Stellaris Corporation to address the urgent need for a way for buildings to generate their own clean electricity. Now, with testing from the National Renewable Energy Laboratory (NREL) corroborating our technology's performance and support for ClearPower's promising developments from international glass manufacturers, Stellaris is working towards an official commercial launch.

THE PROBLEM

Buildings Are Among the Largest Emitters of Greenhouse Gasses

In 2020, the United States Environmental Protection Agency reported that **buildings emit more greenhouse gasses** than the transportation or power generation sectors. Buildings still rely heavily on fossil fuels for heating, yet as pressure mounts to reduce greenhouse gas emissions, many buildings, especially high-rise buildings, are left with limited options for obtaining green electricity to replace fossil fuels for heating. The need for so many buildings to have a source of clean electricity has created **an urgent need for new clean electricity technology** to enable buildings to self generate green electricity.

Existing photovoltaic windows have gained little traction due to their high cost, low power, and/or their lack of transparency. **ClearPower™** addresses all of these issues with a **power output** approaching that of traditional high-efficiency, opaque photovoltaic (PV) modules, all while maintaining **high transparency**.

THE SOLUTION

ClearPower™ Will Be Able to Power Buildings' All-electric Heating and Air Conditioning

ClearPower™ solar photovoltaic windows use narrow photovoltaic cells embedded in a window glazing. Due to the small size and orientation of the cells, ClearPower™ maintains high transparency while its unique design enables the production of **up to 5 times more power** than other "clear" BIPV windows. Its electrical output approaches that of a conventional high-efficiency, opaque PV module. ClearPower™ can be used as building windows while generating greenhouse gas-free electricity to power the building's heating and cooling needs.


UP TO 5 TIMES MORE POWER THAN OTHER "CLEAR" BIPV WINDOWS
Narrow photovoltaic cells are embedded within insulated glass window units, allowing for high visibility and approaching the power output of conventional modules.
6 mm

The above image features a ClearPower™ prototype. Product is not currently available for commercial use.

The integrated high-efficiency solar cells act as louvers, blocking high-angle sunlight which **reduces air conditioning loads**. This is a significant additional energy-saving benefit.

Stellaris plans to develop high-speed, automated manufacturing for the ClearPower™ PV panels, which we will then outsource to contract manufacturers. This **scalable, low capital approach** will allow us to avoid the expense of building our own facilities while retaining the ownership of the high value technology assets by patent and trade secret protection.

THE MARKET

Rapid Market Growth Expected as Pressure to Eliminate Emissions Increases

Around the country, **laws are being passed** by cities and states requiring both existing and new buildings to drastically reduce their greenhouse gas emissions by eliminating the use of fossil fuels for space heating, while **building codes are prohibiting new natural gas hook-ups and requiring the inclusion of renewables for new buildings**. With target dates for these ambitious goals only a few years away, many building owners and managers are feeling the pressure to find a solution.


GLOBAL BUILDING-INTEGRATED PHOTOVOLTAIC WINDOWS MARKET
is projected to grow to
$13B by 2028 (16.0% CAGR)

(source)

Spurred by these regulations, **the global market for Building-Integrated Photovoltaic (BIPV) windows** is expected to grow substantially (16.0% CAGR) and is projected to reach **$13B by 2028**. Sized at $4.6B in 2021, Stellaris sees the **nearly 3x market growth** projection as validation of our technology's role within this renewable energy push.

Stellaris is targeting new construction and replacement markets both domestically and internationally for large-insulated glass windows, especially high-rise buildings with curtain-wall construction. We also see an immediate benefit for related applications such as clear railings and clear barriers.

OUR TRACTION

Stellaris is Garnering Industry Support for Our Promising Technology

We are truly excited about the latest iteration of our ClearPower™ design, as it's already beyond what we hoped for when it comes to transparency, appearance, and performance - and other industry organizations share this sentiment.


Stellaris has received support from major glass manufacturers, calling ClearPower™ a "promising technology" for the BIPV industry

**The above image features a ClearPower™ prototype. Product is not currently available for commercial use.*

Major glass manufacturers have shared their support for the ClearPower™ product due to its high transparency and power output per unit area, one citing it as **a "promising technology" for the BIPV industry**. Additionally, the National Renewable Energy Laboratory (NREL) has conducted independent tests of the ClearPower™ product that have corroborated Stellaris's own performance testing.

Stellaris currently holds **three patents** for photovoltaic device technology with additional patents pending, in addition to the extensive know-how and trade secrets we have learned **over 15 years** of developing solar equipment. During this time, Stellaris also became **a national first prize winner of the Cleantech Open**, the world's largest clean technology accelerator program.

WHY INVEST

An Exciting, New Technology Made to Address Climate Change

Stellaris believes **ClearPower™ can play a critical role** in the fight against climate change by reducing greenhouse gas emissions. As many building owners are facing legally mandated deadlines to decarbonize their buildings and regulations that require termination of the use of oil and gas for building space heating, we feel the timing is perfect for the introduction of our ClearPower™ solar photovoltaic window into the market.

Funds raised from this campaign will be used to continue refining our product for commercial production, develop automated assembly procedures, manufacture and install ClearPower™ at test and beta sites, and continue to test the performance and durability of the product and to make continuous improvements in the product's design and efficiency.

With help from the StartEngine community, we are determined to make Stellaris Corporation **a go-to provider of clear, electricity-generating window components**. Invest today in a **scalable, cost-effective technology** and join us as we seek to make a worldwide impact.


We are determined to make Stellaris Corporation a go-to provider of clear, electricity-generating window components.
Invest today and help us make a worldwide impact with ClearPower™.
MAKE EVERY WINDOW A POWER PLANT™
ClearPower™
Smart Photovoltaic Windows

*The above windows shown are **not** BIPV windows and were **not** developed by Stellaris Corporation.

Meet Our Team



James B. Paull

CEO, President, and Director

Jim is the founder of Stellaris and its CEO. Most recently, has been Senior Advisor for Distributed Resources at DNV, a global consulting firm dedicated to safeguarding life, property, and the environment.

He holds AB and BE degrees in engineering from Dartmouth, a MS in engineering from Tufts, and a MS in management from UMass Lowell.



James W. Paull

Director and Treasurer

James is currently Senior Business Development Manager for Good Harbor Group. Previously, he was Senior Vice President at GQR Global Markets and Business Development Executive at Medicus Healthcare Solutions. He has also been Operations Manager for Stellaris. James holds a BA from UMass Lowell.



Jeannette P. David

Director and Secretary

Jen is Assistant Vice President and Claims Counsel for Sompo International. She was formerly Senior Claims Specialist at Liberty International Underwriters and a Senior Analyst at AIG. She holds a JD and a Masters degree in energy, environment, and natural resources from Vermont Law School and has a BA in environmental studies from Union.



Peter Morse

Senior Design Engineer

Peter is a Senior Engineer sopecializing in in designing machines for automated production. machines. He is Principal Engineer at food processing machinery manufaturer Pearce Processing and was formerly Principal Module Area Engineer for Evergreen Solar. He has a BS in mechanical engineering from Tufts.



Marco Endara

Senior Production Engineer

Marco is in charge of solar cell and window component machinery operation, analysis and design. Prior to Stellaris, he was the Operations and Technical Manager for module assembly at Evergreen Solar. Marco has extensive experience in manufacturing operations, engineering and equipment controls design. He has a BS in electrical engineering from the City College of New York and an MBA from Worcester Polytechnic Institute.



Rob Janoch

Senior Manufacturing Engineer

Rob is a principal at Janoch Engineering. Recently, he was President of the solar testing equipment manufacture BrightSpot Automation, and fromerly was Senior Engineer at Evergreen Solar where he specialized in laser processing of solar cells. He has a BS in engineering and applied science from Yale and an MS in mechanical engineering from MIT.



Arnold Wallenstein

Legal and administrative; Member Board of Advisors

Arnie is currently the Principal Member of the Enegry Law Group in Boston, MA. He was Senior VP and General Counsel for Advanced Power Services (NA) Inc. and was formerly Assistant General Counsel for Thermo Electron Corporation (now Thermo Fisher Scientific). He was a co-founder of Industrial Energy Corporation and was a member of energy law firms. He has over 40 years as a lawyer and legal executive for companies in the energy business. He holds a BA from University of Massachusetts, Amherst, an MS from the Harvard School of Public Health in Environmental Health Sciences, and a JD from Harvard Law School.



Craig Fifield

Senior Prototype Technician

Craig handles prototype design, construction and testing. Prior to joining Stellaris Craig worked as the Prototype Specialist for Robert Bosch LLC where he created working prototypes used in research and development of various automotive systems, with over 25 years of diversified design and fabrication experience. He has a BA degree from the University of New Hampshire and an AS degree in Furniture Design and Fabrication from the Wendell Castle School.

Offering Summary

Company	:	Stellaris Corporation
Corporate Address	:	1 TARA BLVD, STE 200, NASHUA, NH 03062-2809
Offering Minimum	:	$9,999.89
Offering Maximum	:	$1,069,999.82
Minimum Investment Amount (per investor)	:	$249.85

Terms

Offering Type	:	Equity
Security Name	:	Non-Voting Common Stock
Minimum Number of Shares Offered	:	52,631
Maximum Number of Shares Offered	:	5,631,578
Price per Share	:	$0.19
Pre-Money Valuation	:	$24,528,311.85

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first two weeks hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive and 5% bonus shares

Amount-Based:

$1,000+

5% Bonus Shares

5% Bonus Shares + Private Owners Group (bi-monthly investor newsletter, invitations to trade shows, and more)

$2,500+

10% Bonus Shares

10% Bonus Shares + Private Owners Group

$10,000+

15% Bonus Shares

15% Bonus Shares + Private Investor Call with Founder + Private Owners Group

$25,000+

20% Bonus Shares

20% Bonus Shares + Private Investor Call with Founder + Private Owners Group

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

Hi- I'm Jim Paull- the President and inventor of Stellaris' Corporation's unique clear solar photovoltaic panel. You can see right through it and that, my friends, makes it perfect for building window applications. [Hold up panel] Now photovoltaic means that when the sun hits the panel it generates electricity. Imagine having windows that become miniature power plants!

We developed this ground breaking solar PV technology because as we all know the world is facing the devastating effects of climate change and global warming- more frequent and severe hurricanes, ice pack melting causing floods from ocean rise, and droughts and crop damage in other parts of the world. We need to act now!

Did you know that buildings emit greenhouse gasses, i.e., carbon dioxide, and building C02 emissions are in the range of 32-40% - even greater greenhouse gas emissions THAN from power plants or cars and trucks. And greenhouse gases spewed into the atmosphere are what creates climate change and global warning.

Buildings burn primarily natural gas or oil or propane- i.e., fossil fuels, for heating and hot water. Governments are just now starting to tackle the contribution to climate change from buildings by mandating that buildings in urban areas stop using these fossil fuels for space heating in the next few years. Building codes are being rewritten to prevent new buildings from installing oil or gas furnaces for space heating. Even New York City has prohibited use of fossil fuels for building heating in the near future.

To combat climate change, buildings need to spend $1.2 Trillion in the next 10 years so they can run on green electricity. This can be accomplished by the use of windows that generate electric power. This means that millions and millions of clear solar photovoltaic windows will have to be produced to meet the demand for transparent windows that can generate electricity and reduce the building owner's cost to heat and cool the building.

Let me explain how Stellaris' ClearPower transparent solar PV panels works: we have inserted very thin strip of silicon- the material that absorbs sunlight and generates electricity - which is collected from the window and goes into the building's electrical system to charge a battery or to run your utility meter backwards. The unique aspect of the ClearPower panel is that we have designed a patent pending way of making the panel almost totally clear so you can see through it [have some one (a model?) walk in back of the panel]. No other standard solar panel- like you see on roofs- is see through. The roof top panels are totally black and you can't use them for windows. However Stellaris' Clear Power solar PV panels are not only transparent, but have almost the same efficiency as the standard non- see- through panels and they have in addition, 4 to 5 times the electricity production capability than the few competing clear solar PV panels.

Look at the electricity meter on the upper right of the screen- as you can see the ClearPower panel is generating electricity and is nearly completely transparent. What you are seeing is a prototype clear panel, but we can scale up the size of the panel to meet any window size. And

there are approximately __million new window installations in newly constructed commercial and residential buildings in the US each year. There are literally hundreds of millions of existing windows in the US and many of these along with new window installations can be retrofitted to become little solar power plants.

We are raising the money in this crowd funding campaign to provide us the resources to finalize the technology development and begin to commercialize the panels.

ClearPower solar PV panels have been developed to take advantage of this rapid decarbonization of buildings. ClearPower is the only transparent electricity-generating window technology that is powerful enough to make a meaningful contribution to a building’s increased electricity heating load by enabling the building owner to decrease or stop using fossil fuels for hot water and heating.

It is the best high efficiency clear photovoltaic panel in existence and it is the only commercially developed clear photovoltaic window to have been tested by the US DOE National Renewable Energy Laboratory in a real space environment.

It has an additional tremendous benefit in that its geometry permits the ClearPower solar PV window to reduce building air conditioning loads and thus further reduce a building's electric usage.

Stellaris' ClearPower PV panel can make every window and every building a power plant that does not generate any green house gases.

The timing is perfect to bring this transparent solar PV window into the market to combat climate change- and the ClearPower solar PV window can be scaled up for world wide usage.

Best of all there is no competitor offering solar photovoltaic panels like Clear Power.

The ClearPower solar PV window will be patent protected and can be scaled up for international sales.

The timing is perfect to bring this product to market.

We invite you to take a look at Stellaris’ crowdfunding campaign page on the Start Engine website and if you think Stellaris’ clear solar PV panel is a good idea whose time has come, please consider participating in our offering of stock in Stellaris. The details and terms of the offering are all spelled out on the Start Engine website.

Please join with us to make a real contribution to fighting climate change. We believe a small investment in Stellaris may provide you with a good return on your money.

Thanks for listening.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Secretary of State
Division of Corporations
Delivered 12:22 PM 05/18/2022
FILED 12:22 PM 05/18/2022
SR 20222102722 - File Number 4441165

Amendment to the Amended and Restated Certificate of Incorporation

of

Stellaris Corporation

A Delaware Corporation

James B. Paull hereby certifies that:

First: The original name of this company is Stellaris Corporation (the "Company") and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was October 16, 2007 and was Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 1, 2007.

Second: He is the duly elected and acting President of Stellaris Corporation, a Delaware corporation.

Third: The Certificate of Incorporation of this Company is hereby amended to read as follows:

> **Article IV A.** (i) The Company is authorized to issue three classes of stock to be designated, respectively, "Common Stock-Voting," "Common Stock-Non-Voting" and "Preferred Stock."
>
> **(ii)** The total number of shares which the Company is authorized to issue is Two hundred million (200,000,000) shares.
>
> **(iii)** One hundred five million (105,000,000) shares of which shall be Common Stock-Voting ("Common Stock-Voting"), Twenty-five million (25,000,000) shares of which shall be Common Stock-Non-Voting ("Common Stock-Non-Voting") and Seventy million (70,000,000) of which shall be Preferred Stock "Preferred Stock").
>
> **(iv)** The Preferred Stock shall have a par value of One Tenth of One Cent ($0.001) per share; the Common Stock-Voting shall have a par value of One Tenth of One Cent ($0.001) per share and the Common Stock-Non-Voting shall have a par value of One Tenth of One Cent ($0.001).

All references to "Common Stock" in the Amended and Restated Certificate of Incorporation as hereby amended by shall refer only to Common Stock-Voting.

Fourth: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

Fifth: That pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the

General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Sixth: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance the provisions of Sections 242 of the Delaware General Corporation law by the stockholders of the Company.

In Witness Whereof, Stellaris Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President this May 18, 2022.

STELLARIS CORPORATION

By: ______________________
James B. Paull
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:39 AM 11/01/2007
FILED 09:36 AM 11/01/2007
SRV 071178545 - 4441165 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF STELLARIS CORPORATION

James B. Paull hereby certifies that:

ONE: The original name of this company is Stellaris Corporation and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was October 16, 2007.

TWO: He is the duly elected and acting President of Stellaris Corporation, a Delaware corporation.

THREE: The Certificate of Incorporation of this company is hereby amended and restated to read as follows:

I.

The name of this company is Stellaris Corporation (the "Company" or the "Corporation").

II.

The address of the registered office of this Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent of this Corporation in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is Forty Million (40,000,000) shares, Twenty Six Million Eight Hundred Thousand (26,800,000) shares of which shall be Common Stock (the "Common Stock") and Thirteen Million Two Hundred Thousand (13,200,000) shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of One Tenth of One Cent ($0.001) per share and the Common Stock shall have a par value of One Tenth of One Cent ($0.001) per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the

affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).

C. All of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "Series Preferred").

D. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. DIVIDEND RIGHTS.

(a) Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors (the "Board"), but only out of funds that are legally available therefor, cash dividends at the rate set by the Board on each outstanding share of Series Preferred (the "Series Preferred Dividend"). Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

(b) So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Series Preferred shall have been paid or declared an set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company;

(ii) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Sections 3 and 4.

(c) In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(d) The provisions of Sections 1(b) and 1(c) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by the Board.

2. VOTING RIGHTS.

(a) **General Rights.** Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b) **Separate Vote of Series Preferred.** For so long as any shares of Series Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i) Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation), that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series Preferred;

(ii) Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

(iii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Series Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

(iv) Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock (except for acquisitions of Common Stock by the Company permitted by Section 1(b)(i), (ii) and (iii) hereof, and redemptions required by Section 6 hereof);

(v) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4 hereof);

(vi) Any voluntary dissolution or liquidation of the Company;

(vii) Any increase or decrease in the authorized number of members of the Company's Board;

(viii) Any issuance of indebtedness in excess of $200,000 in any single transaction or in the aggregate;

(ix) Any filing for bankruptcy or insolvency by or against the Company or failing to contest any proceeding against the Company seeking to adjudicate it bankrupt or insolvent if there is a good faith basis for contesting such proceeding; or

(x) Entering into any new line of business, the exit of any existing line of business, or any other material change in the nature of the Company's or any subsidiary's business.

(c) **Election of Board of Directors.** The number of seats on the Board of Directors shall be five (5), subject to adjustment pursuant to the Bylaws.

(i) For so long as at least a majority of shares of Series Preferred originally issued remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series Preferred after the filing date hereof) the holders of Series Preferred, voting as a separate class, shall be entitled to elect two (2) members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors (each a "Series A Director" and collectively the "Series A Directors").

(ii) The holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iii) The holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the Original Issue Price (as defined below) plus (i) a cash amount equal to a seven percent (7%) (the "Bonus Rate") of the Original Issue Price per annum, assumed to be cumulative and compounded annually from the date of issuance (the "Bonus Amount"); *provided, however,* that upon the occurrence of a Material Breach pursuant to Section 11.9 of that certain Series A Stock Purchase

Agreement, dated as of November 1, 2007, then effective thereafter such Bonus Rate shall be increased to seventeen percent (17%)(the "Bonus Rate Adjustment"); and (ii) all declared and unpaid dividends on the Series Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. The "Original Issue Price" of the Series Preferred shall be Forty Six Cents and Sixty Five One Hundredth of a Cent ($0.4665) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(b) After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in such Acquisition or Asset Transfer), if any, shall be distributed ratably to the holders of Common Stock holders until such holders of Common Stock have received pursuant to this Section 3(b) an aggregate amount of $4,550,137.79; thereafter, the remaining assets of the Company legally available for distribution in such Liquidation Event (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock and Series Preferred on an as-if-converted to Common Stock basis.

4. ASSET TRANSFER OR ACQUISITION RIGHTS.

(a) In the event that the Company is a party to an Acquisition or Asset Transfer (as hereinafter defined), then each holder of Series Preferred shall be entitled to receive, for each share of Series Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the greater of the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to (i) Section 3(a) and 3(b) above or (ii) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event with respect to such shares if such shares had been converted to Common Stock immediately prior to such Acquisition or Asset Transfer.

(b) For the purposes of this Section 4: (i) "Acquisition" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; provided further that any merger in which the holders of Series Preferred receive securities with comparable terms and preferences in the surviving corporation shall not be deemed an

"Acquisition"; and (ii) "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(c) In any Liquidation Event, Acquisition or Asset Transfer, if the consideration to be received is other than cash, its value will be deemed its fair market value as determined in good faith by the Board pursuant to this Section 4(c); *provided, however*, if the members of the Board cannot reach a unanimous decision, then such fair market value shall be determined by a nationally recognized valuation expert approved by a majority of the Board. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by Section 4(c)(ii):

(A) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the 30-day period ending three days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof.

(ii) The method of valuation of securities subject to an investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined in Section 4(c)(i)(A), 4(c)(i)(B) or 4(c)(i)(C) to reflect the approximate fair market value thereof.

5. **CONVERSION RIGHTS.**

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "Conversion Rights"):

(a) **Optional Conversion.** Subject to and in compliance with the provisions of this Section 5, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series Preferred Conversion Rate" then in effect (determined as provided in Section 5(b)) by the number of shares of Series Preferred being converted.

(b) **Series Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series Preferred (the "Series Preferred Conversion Rate") shall

be the quotient obtained by dividing the Original Issue Price of the Series Preferred by the "Series Preferred Conversion Price," calculated as provided in Section 5(c).

(c) **Series Preferred Conversion Price.** The conversion price for the Series Preferred shall initially be the Original Issue Price of the Series Preferred (the "Series Preferred Conversion Price"). Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series Preferred Conversion Price herein shall mean the Series Preferred Conversion Price as so adjusted.

(d) **Mechanics of Conversion.** Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date that the first share of Series Preferred is issued (the "Original Issue Date") the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series Preferred, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series Preferred, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) **Sale of Shares Below Series Preferred Conversion Price.**

(i) If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 5(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 5(e), 5(f) or 5(g) above, for an Effective Price (as defined below) less than the then effective Series Preferred Conversion Price (a "Qualifying Dilutive Issuance"), then and in each such case, the then existing Series Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Series Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(A) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Series Preferred Conversion Price, and

(B) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series Preferred could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to the Series Preferred Conversion Price in an amount less than One Half of One Cent per share. Any adjustment required by this Section 5(h) shall be rounded to the nearest One Half of One Cent ($0.005) per share. Any adjustment otherwise required by this Section 5(h) that is not required to be made due to the preceding two sentences shall be included in any subsequent adjustment to the Series Preferred Conversion Price. Notwithstanding anything to the contrary contained herein, no adjustment in the Series Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then outstanding shares of Series Preferred agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock

(iii) For the purpose of making any adjustment required under this Section 5(h), the aggregate consideration received by the Company for any issue or sale of securities (the "Aggregate Consideration") shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the

Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 5(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Series Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); *provided* that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(C) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; *provided further,* that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(D) No further adjustment of the Series Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities,

shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided* that such readjustment shall not apply to prior conversions of Series Preferred.

(v) For the purpose of making any adjustment to the Conversion Price of the Series Preferred required under this Section 5(h), "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(A) shares of Common Stock issued upon conversion of the Series Preferred;

(B) up to 2,363,931 shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) after the Original Issue Date to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; *provided, however,* that such amount shall be increased to reflect any shares of Common Stock (i) not issued pursuant to the rights, agreements, option or warrants ("Unexercised Options") as a result of the termination of such Unexercised Options or (ii) reacquired by the Company from employees, directors or consultants at cost (or the lesser of cost or fair market value) pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company;

(C) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(D) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic

alliance or similar business combination approved by the Board, including the Series A Directors;

(E) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including the Series A Directors;

(F) any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; *provided* that the issuance of shares therein has been approved by the Company's Board, including the Series A Directors; and

(G) any Common Stock or Convertible Securities issued as a dividend or distribution on the Series Preferred.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h). The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 5(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issuances under this Section 5(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional shares of Common Stock in a Qualifying Dilutive Issuance (the "First Dilutive Issuance"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "Subsequent Dilutive Issuance"), then and in each such case upon a Subsequent Dilutive Issuance the Series Preferred Conversion Price shall be reduced to the Series Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(i) **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by

first class mail, postage prepaid, to each registered holder of Series Preferred so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

(j) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) Automatic Conversion.

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series Preferred, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least One Dollar and Eighty Seven Cents ($1.87) (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof), and (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(ii) Upon the occurrence of either of the events specified in Section 5(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically

without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(l) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o) Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to

the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

6. **REDEMPTION.**

(a) The Company shall be obligated to redeem the Series Preferred as follows:

(i) The holders of at least a majority of the then outstanding shares of Series Preferred, voting together as a separate class, may require the Company, to the extent it may lawfully do so, to redeem all of the then outstanding Series Preferred in three (3) annual installments beginning not prior to the seventh anniversary of the Original Issue Date, and ending on the date two (2) years from such first redemption date (each a "Redemption Date"); *provided* that the Company shall receive at least sixty (60) days prior to the first such Redemption Date written notice of such election of the Series Preferred. The Company shall effect such redemptions on each Redemption Date by paying in cash in exchange for the shares of Series Preferred to be redeemed on such Redemption Date a sum equal to the Original Issue Price per share of Series Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) , plus the Bonus Amount (as it may be adjusted by the Bonus Rate Adjustment), plus declared and unpaid dividends with respect to such shares. The total amount to be paid for the Series Preferred is hereinafter referred to as the "Redemption Price." The number of shares of Series Preferred that the Company shall be required to redeem on any one Redemption Date shall be equal to the amount determined by dividing (A) the aggregate number of shares of Series Preferred outstanding immediately prior to the Redemption Date by (B) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). Shares subject to redemption pursuant to this Section 6(a) shall be redeemed from each holder of Series Preferred on a pro rata basis, based on the number of shares of Series Preferred then held.

(ii) At least thirty (30) days but no more than sixty (60) days prior to the first Redemption Date, the Company shall send a notice (a "Redemption Notice") to all holders of Series Preferred to be redeemed setting forth (A) the Redemption Price for the shares to be redeemed; and (B) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates. If the Company does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date (including, if applicable, those to be redeemed at the option of the Company), then it shall so notify such holders and shall redeem such shares pro rata (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

(b) On or prior to the Redemption Date, the Company shall deposit the Redemption Price of all shares to be redeemed with a bank or trust company having aggregate capital and surplus in excess of $100,000,000, as a trust fund, with irrevocable instructions and authority to the bank or trust company to pay, on and after such Redemption Date, the

Redemption Price of the shares to their respective holders upon the surrender of their share certificates. Any moneys deposited by the Company pursuant to this Section 6(b) for the redemption of shares thereafter converted into shares of Common Stock pursuant to Section 5 hereof no later than the fifth (5th) day preceding the applicable Redemption Date shall be returned to the Company forthwith upon such conversion. The balance of any funds deposited by the Company pursuant to this Section 6(b) remaining unclaimed at the expiration of one (1) year following such Redemption Date shall be returned to the Company promptly upon its written request.

(c) On or after each such Redemption Date, each holder of shares of Series Preferred to be redeemed shall surrender such holder's certificates representing such shares to the Company in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Company is unable to pay the Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as holder of Series Preferred (except the right to receive the Redemption Price without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; *provided* that in the event that shares of Series Preferred are not redeemed due to a default in payment by the Company or because the Company does not have sufficient legally available funds, such shares of Series Preferred shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed.

(d) In the event of a call for redemption of any shares of Series Preferred, the Conversion Rights (as defined in Section 5) for such Series Preferred shall terminate as to the shares designated for redemption at the close of business on the last business day preceding the applicable Redemption Date, unless default is made in payment of the Redemption Price.

7. NO REISSUANCE OF SERIES PREFERRED.

No share or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

V.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

C. In the event that a member of the Board of Directors of the Company who is also a partner or employee of an entity that is a holder of Preferred Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a "Fund") acquires knowledge of a potential transaction or other matter in such individual's capacity as a partner or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual's service as a member of the Board of Directors of the Company) and that may be an opportunity of interest for both the Company and such Fund (a "Corporate Opportunity"), then the Company (i) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Company and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Company or any of its affiliates; provided, however, that such director acts in good faith.

VI.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in

accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

IN WITNESS WHEREOF, STELLARIS CORPORATION has caused this Amended and Restated Certificate of Incorporation to be signed by its President this November 1, 2007.

STELLARIS CORPORATION

By: ______________________
James B. Paull
President

Exhibit G to Form C

Test The Waters Materials

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 23 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 6, 2022.

Bizfluence
Bizfluence | *Networking and Productivity for Small Business Professionals*
https://bizfluenceapp.com/signup?redirect=%2Ffeed

Description of Business
Bizfluence is an end-to-end business ecosystem for entrepreneurs and professionals to network and transact with each other. We see ourselves as a global business hub that combines social networking, transactions, and productivity tools in one streamlined platform. Our core functionality makes Bizfluence a true business ecosystem, in essence compounding our potential market reach.

Reasons to Invest

- In the U.S. alone, the social media market is valued at $72.2 billion (Source).
- The company has already raised over $500,000 through 15,000+ users.
- There are 31.7 million small businesses in the U.S., which can all benefit from Bizfluence's platform. Currently, there are no companies in the industry which prioritize the needs of small business professionals. Therefore, the market is prime for an alternative (Source).

Team
Jacob Davis: CEO, President, Secretary, Director, LinkedIn
Yoel (Joel) Wolhendler: CMO, Director

SkyMirr
SkyMirr | *RF Technology To Better Our Lives*
https://skymirr.com/

Description of Business
At SkyMirr, we are developing Radio Frequency technology and products across multiple industries, including broadband wireless access and medical devices. We plan to use short-term revenue from the broadband wireless market to fund our long-term development of innovative cancer treatment. We are currently pre-market, with real customers already placing initial orders. We have multiple patents pending and more groundbreaking products in development.

Reasons to Invest

- We have developed RF technology with many key applications across multiple industries, and we are engaging in opportunities for both short-term and long-term growth.
- The global 5G RF/antenna market was valued at $280.2 million as of 2020 and is growing at a CAGR of 54.7% (Source). Meanwhile, the cancer therapy market was valued at $158 billion in 2020, with a CAGR of 9.15% (Source).
- We already have an agreement in place with CCL Group to supply innovative advanced RF technology products to improve wireless communication and performance across 21 countries in East and Central Africa (Source). We've also received our first PO from SB-Solutions for RF-based biomedical products.

Team
Dr. Eric (Youngmin) Jo, Ph.D.: Chief Executive Officer, President, Treasurer, and Director, LinkedIn
Dr. Christopher Morton, Ph.D.: Director and Corporate Secretary, LinkedIn

HANGOBI by Hang Obi, Inc
Hangobi | *Hangobi | Hangobi: your go-to, delicious, plant-based daily multivitamin in a can.*
https://hangobi.com/

Description of Business
Hangobi is a delicious daily multivitamin in a can. We are seeking to be your primary recovery solution for working out, in the office or socializing with your friends. We believe we are a fast-growing company with $50.9k+ in overall revenue since late February 2022. In our view, our strong performance is supported by an established online presence with a high reorder rate (44% last 90 days) and a rapid expansion of our retail footprint with over 114 independent stores in New York City since June 2022.

Reasons to Invest

- By combining delicious natural flavor with a reliable and recognizable impact, Hangobi is one of the first all-in-one "daily multivitamins" in a can. Feeling good never tasted so good.

- We have strong traction online and exceptional retail trends. Online: 14k+ social media followers, videos with 50k+ views, $43.4k sales on Shopify and Amazon, 44%+ reorder rate over the last 90 days. Our physical presence: 121+ locations in NYC and counting since June 2022. Keynote partnerships projected in September 2022 will kickstart a high-velocity sell-through of our inventory in Q4 2022.
- The $49.9B functional beverage market is booming but fragmented (source). We believe Hangobi is positioned to capitalize on this by combining a robust brand presence with reliable retail relationships. We were selected by AATAC (Asian American Trade Associations Council) as their primary functional beverage accessing 90,000+ convenience store member locations in the U.S.

Team
Conrad Oberbeck: Co-Founder and Chief Executive Officer, LinkedIn
John Eric Oberbeck: Co-Founder and Chief Marketing Officer, LinkedIn

Nuttin Ordinary
Nuttin Ordinary | *Crafting Premium Plant-Based Food With Integrity*
https://www.nuttinordinary.com/

Description of Business
Nuttin Ordinary® is a premium cheese & food company that is 100% plant-based, breaking new ground in the vegan cheese market. We use cashews, quality natural ingredients, and age-old craft cheese fermentation techniques to create delicious, clean & simple ingredient 100% plant-based food. Our products are available in a variety of locations across the Northeast, and we are ready to scale.

Reasons to Invest

- Using our proprietary craft fermentation process, we created a delicious, premium, plant-based cheese, using only clean and simple ingredients.
- The plant-based food market is valued at $7 billion and includes over 100 million Americans (Source).
- We own our own proprietary manufacturing process and have proven market fit in multiple channels including; Whole Foods, Direct to Consumer Websites, Wegman's, FreshDirect, MarketBasket, and Local Co-Ops & Natural Food Stores.

Team
Joshua Velasquez: Chief Executive Officer / Director, LinkedIn
Adam Hamilton: Chief Operating Officer / Director, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.

- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business

MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team

Daniel Ash: President & CEO, Board Member, LinkedIn

Robert Legendre, COO & Board Member, LinkedIn

Robert Legendre- COO & Board Member, LinkedIn

Stellaris

Stellaris | *Smart Photovoltaic Windows*

https://www.clearpower.energy

Description of Business

Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team

James B. Paull: CEO, President, and Director, LinkedIn

James W. Paull: Director and Treasurer, LinkedIn

Cern Corporation

Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business

Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).

- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.

- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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